SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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+852 3910 4863		CHICAGO
EMAIL ADDRESS	TEL: (852) 3740-4700	HOUSTON
JULIE.GAO@SKADDEN.COM	FAX: (852) 3740-4727	LOS ANGELES
	www.skadden.com	NEW YORK
PARTNERS		PALO ALTO
CHRISTOPHER W. BETTS		WASHINGTON, D.C.
WILL H. CAI ^		WILMINGTON
GEOFFREY CHAN *
CHI T. STEVE KWOK *		BEIJING
EDWARD H.P. LAM ♦*		BRUSSELS
HAIPING LI *		FRANKFURT
RORY MCALPINE ♦		LONDON
CLIVE W. ROUGH ♦		MOSCOW
JONATHAN B. STONE *		MUNICH
^ (ALSO ADMITTED IN CALIFORNIA)		PARIS
♦ (ALSO ADMITTED IN ENGLAND & WALES)	December 18, 2017	SÃO PAULO
* (ALSO ADMITTED IN NEW YORK)		SEOUL
REGISTERED FOREIGN LAWYERS		SHANGHAI
Z. JULIE GAO (CALIFORNIA)		SINGAPORE
BRADLEY A. KLEIN (ILLINOIS)		TOKYO
TORONTO

Ms. Erin E. Martin, Special Counsel

Mr. David Lin, Staff Attorney

Mr. H. Stephen Kim, Assistant Chief Accountant

Mr. Robert Klein, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             LexinFintech Holdings Ltd.

Registration Statement on Form F-1 (File No. 333-221509)

Dear Ms. Martin, Mr. Lin, Mr. Kim and Mr. Klein:

On behalf of our client, LexinFintech Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 15, 2017. Concurrently with the submission of this letter, the Company is filing the Amendment No. 5 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that it plans to request effectiveness of the Registration Statement on December 20, 2017 and will file the joint acceleration requests shortly after this filing. The Company would greatly appreciate the Staff’s continuing support and assistance.

Prospectus Summary

Our Challenges, page 4

1.                                      Please revise the third bullet point in this section to explicitly reference the recent changes in regulation as discussed on pages 17 — 21 of your prospectus (e.g., the Notice on Regulating and Rectifying “Cash Loan” Business) and its related impact and potential uncertainty to your business as well as the resulting modifications to your business that you have implemented.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

2.                                      Please revise your disclosure regarding your quality assurance program to clarify that you may discontinue the program in light of recent regulatory guidance as disclosed on page 16 of your prospectus.

In response to the Staff’s comment, the Company has added disclosure on pages 4 and 26 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Jay Wenjie Xiao, Chief Executive Officer, LexinFintech Holdings Ltd.

Craig Yan Zeng, Chief Financial Officer, LexinFintech Holdings Ltd.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew D. Bersani, Esq., Shearman & Sterling LLP